VOZROZHDENIE BANK

SEC Mail Processing Section

MAR 12 2009

Washington, DC 101

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru / www.vbank.ru

23.01.09
1108/894

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

09045668

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

3/26

Change of profit under RAS for more than 10%
January 20, 2009

Events resulted in one-time increase (decrease) of net profit or loss of the issuer for more than 10%

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Event (events) resulted in one-time increase of net profit of the issuer by more than 10%.
The main factor that influenced the financial result in Q4 2008 comparing to Q3 2008 was more than double growth of charges for provisions for loan impairment.
2.2. Date of the event (events) that resulted in one-time increase of the issuer's net profit by more than 10%: 19.01.2009
2.3. The amount of net profit for the reporting period preceding the reporting period when the relevant fact has happened:
Net profit for Q3 2008 amounted to 1,162.4 mln. rubles. (Profit before taxes for Q3 2008 amounted to 1,441.8 mln. rubles, profit tax paid during Q3 was equal to 279.4 mln. rubles).
2.4. The amount of net profit for the reporting period when the relevant fact has happened:
Net financial result for Q4 2008 before operations referred to the events after the reporting date was the loss of 133.8 mln. rubles. (Profit before taxes for Q4 2008 amounted to 416.0 mln. rubles, profit tax paid during Q4 was equal to 549.8 mln. rubles).
Net profit for 2008 before operations referred to the events after the reporting date amounted to 2,979.4 mln. rubles.
2.5. Absolute and percentage change of net profit:
The change of financial result in Q4 2008 comparing to Q3 2008 in absolute numbers — decrease by 1,296.2 mln. rubles.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. January 20, 2009	Stamp	
3.3. Chief Accountant of Bank Vozrozhdenie	(signature)	Alla Novikova
3.4. January 20, 2009		